Form 10-K, Exhibit 13
period 1995-12-31
PRUDENTIAL REALTY ACQUISITION FUND II LP
filed 1996-03-29
CIK 752292

                                                      1995
--------------------------------------------------------------------------------
Prudential Realty Acquisition                         Annual
Fund II, L.P.                                         Report

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                           LETTER TO THE UNITHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Prudential Realty Acquisition Fund II, L.P.
New York, New York

We have audited the accompanying statements of financial condition of Prudential Realty Acquisition Fund II, L.P. (a Delaware Limited Partnership) as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential Realty Acquisition Fund II, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accounting principles.

Deloitte & Touche LLP

March 26, 1996

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1995             1994
----------------------------------------------------------------------------------------------------
ASSETS
Land                                                                   $ 2,230,456      $ 2,480,456
Buildings and improvements                                               9,872,229       10,320,045
Less: accumulated depreciation                                          (3,009,417 )     (2,629,911 )
Investment in joint venture, net                                         8,475,910       10,005,072
                                                                       ------------     ------------
Property                                                                17,569,178       20,175,662
Cash and cash equivalents                                                  164,475          378,129
Mortgage loan receivable, net                                              450,000          450,000
Other assets                                                               148,029           14,194
                                                                       ------------     ------------
Total assets                                                           $18,331,682      $21,017,985
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                  $   412,851      $   120,100
Tenant security deposits                                                    52,000           52,000
                                                                       ------------     ------------
Total liabilities                                                          464,851          172,100
                                                                       ------------     ------------
Contingencies
Partners' capital
Limited partners (44,503 units issued and outstanding)                  17,866,831       20,845,885
General partners                                                                --               --
                                                                       ------------     ------------
Total partners' capital                                                 17,866,831       20,845,885
                                                                       ------------     ------------
Total liabilities and partners' capital                                $18,331,682      $21,017,985
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                           ------------------------------------------
                                                              1995            1994           1993
-----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                              $ 1,286,758     $1,380,623     $ 1,335,741
Recovery of expenses                                           125,065        152,486         161,033
Other income                                                    52,773          3,895           4,466
Interest income                                                 27,608         17,368          58,486
Joint venture equity income (loss)                            (609,162)       113,565      (6,665,416)
                                                           -----------     ----------     -----------
                                                               883,042      1,667,937      (5,105,690)
                                                           -----------     ----------     -----------
EXPENSES
Depreciation and amortization                                  379,506        379,524         376,306
Real estate taxes                                               88,244        143,612         157,070
General and administrative                                     479,498        265,465         204,852
Property operating                                              85,278         38,005          70,773
Provision for loan loss                                             --             --         884,852
Provision for loss on impairment of assets                   1,000,000      1,400,000              --
                                                           -----------     ----------     -----------
                                                             2,032,526      2,226,606       1,693,853
                                                           -----------     ----------     -----------
Net loss                                                   $(1,149,484)    $ (558,669)    $(6,799,543)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
ALLOCATION OF NET LOSS
Limited partners                                           $(1,332,441)    $ (726,812)    $(6,967,648)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
General partners                                           $   182,957     $  168,143     $   168,105
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
Net loss per limited partnership unit                      $    (29.94)    $   (16.33)    $   (156.57)
                                                           -----------     ----------     -----------
                                                           -----------     ----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                             PARTNERS       PARTNERS         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1992                        $31,566,581     $     --      $31,566,581
Net income (loss)                                            (6,967,648)     168,105       (6,799,543)
Distributions                                                (1,512,631)    (168,105 )     (1,680,736)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1993                         23,086,302           --       23,086,302
Net income (loss)                                              (726,812)     168,143         (558,669)
Distributions                                                (1,513,605)    (168,143 )     (1,681,748)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1994                         20,845,885           --       20,845,885
Net income (loss)                                            (1,332,441)     182,957       (1,149,484)
Distributions                                                (1,646,613)    (182,957 )     (1,829,570)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1995                        $17,866,831     $     --      $17,866,831
                                                            -----------     ---------     -----------
                                                            -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1995            1994            1993
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income received                                    $ 1,212,689     $ 1,472,176     $ 1,273,534
Recovery of expenses received                                  65,299         151,592         161,033
Other income received                                          52,773           3,895           4,466
Interest received                                              27,608          17,368          70,161
Property operating expenses paid                              (51,303)        (29,517)        (71,690)
General and administrative expenses paid                     (327,724)       (281,959)       (182,730)
Real estate taxes paid                                        (43,242)       (143,612)       (157,070)
Distributions from joint venture income                            --         113,565              --
                                                          -----------     -----------     -----------
Net cash provided by operating activities                     936,100       1,303,508       1,097,704
                                                          -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Principal payments received on mortgage loan                       --          55,000           6,105
Capitalized property expenditures                            (240,184)             --        (141,587)
Distributions from joint venture in excess of income          920,000         323,435         667,000
                                                          -----------     -----------     -----------
Net cash provided by investing activities                     679,816         378,435         531,518
                                                          -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to partners                                  (1,829,570)     (1,681,748)     (1,680,736)
                                                          -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents         (213,654)            195         (51,514)
Cash and cash equivalents at beginning of year                378,129         377,934         429,448
                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year                  $   164,475     $   378,129     $   377,934
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET LOSS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net loss                                                  $(1,149,484)    $  (558,669)    $(6,799,543)
                                                          -----------     -----------     -----------
Adjustments to reconcile net loss to net cash
  provided by operating activities:
Depreciation and amortization                                 379,506         379,524         376,306
Distributions from joint venture income                            --         113,565              --
Joint venture equity (income) loss                            609,162        (113,565)      6,665,416
Provision for loan loss                                            --              --         884,852
Provision for loss on impairment of assets                  1,000,000       1,400,000              --
Changes in:
Other assets                                                 (133,835)         90,659         (50,532)
Accounts payable and accrued expenses                         230,751          (8,006)         21,205
                                                          -----------     -----------     -----------
Total adjustments                                           2,085,584       1,862,177       7,897,247
                                                          -----------     -----------     -----------
Net cash provided by operating activities                 $   936,100     $ 1,303,508     $ 1,097,704
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential Realty Acquisition Fund II, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on August 10, 1984 and will terminate on December 31, 2009 unless ended sooner under the provisions of the Amended and Restated Partnership Agreement (the ``Partnership Agreement''). The Partnership was formed to acquire and manage income-producing commercial real estate. The general partners of the Partnership are Prudential Realty Partnerships, Inc. (``PRP'') and Prudential-Bache Properties, Inc. (``PBP'') (collectively, the ``General Partners''). At December 31, 1995, the Partnership owns two properties, holds a mortgage loan and has a 46% interest in a joint venture which owns two shopping centers (the ``Joint Venture'').

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less estimated costs to sell.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. On March 11, 1996, the limited partners holding a majority of the Units approved the plan of sale and complete liquidation and dissolution of the Partnership. Although no time schedule has been adopted for this plan, the Partnership does expect to begin to actively market all of its properties in 1996. It is not expected that the Partnership's eventual total distributions, including sales proceeds, will equal the partners' initial investments.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property

   Effective December 31, 1995, the Partnership adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' Under SFAS No. 121, impairment of properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less costs to sell and that depreciation should cease. As of December 31, 1995, the properties are accounted for as assets held for sale. The implementation of SFAS No. 121 did not have a significant impact on the Partnership's financial position as of December 31, 1995.

   The determination of estimated fair value is based, not only upon future cash flows, which rely upon estimates and assumptions including expense growth, occupancy and rental rates, but also upon market capitalization and discount rates as well as other market indicators. The General Partners believe that the estimates and assumptions used are appropriate in evaluating the carrying amount of the Partnership's properties. However, changes in market conditions and circumstances may occur in the near term which would cause these estimates and assumptions to change, which, in turn, could cause the amounts ultimately realized upon the sale or other disposition of the properties to differ materially from their estimated fair value. Such changes may also require write-downs in the future.

   Prior to December 31, 1995, the Partnership carried its property investments at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property.

Property investments were depreciated or amortized using the straight-line method over their estimated economic lives which ranged from 5 to 31.5 years depending on property type. A provision for loss on impairment of assets was recorded when estimated amounts recoverable through future operations and ultimate disposition of the property on a undiscounted basis were below depreciated cost. However, property investments were reduced to estimated fair value when the property was considered to be permanently impaired and the depreciated cost exceeded the estimated fair value.

   Buildings and improvements include furniture and fixtures, tenant improvements and capitalized leasing costs. Tenant improvements and capitalized leasing costs were amortized over the lives of their respective leases. Capitalized leasing costs, net of accumulated amortization, were $221,816 and $0 as of December 31, 1995 and 1994, respectively.

Investment in Joint Venture

   The Partnership accounts for its investment in the Joint Venture using the equity method. Costs incurred in the acquisition of the investment (approximately $1,100,000) that were in excess of the Partnership's basis in the Joint Venture are being amortized over a twenty-year period and are included in Joint Venture equity income (loss).

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell.

Cash and cash equivalents

   Cash and cash equivalents include short-term investments with original maturities of three months or less. They are carried at cost plus accrued interest, which approximates market value.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Pursuant to Section 11 of the Amended Partnership Agreement (effective January 1, 1987), the General Partners have the right to specially allocate gross or net income, in certain circumstances in an amount sufficient to restore the deficit balances in their capital accounts. Allocations of income (loss) are 90% to the limited partners and 10% to the General Partners for financial and tax reporting purposes provided that depreciation for tax purposes is allocated 1% to the General Partners and 99% to the units which were not originally owned by Tax Exempt Holders. To the extent that cash distributions to the General Partners exceed the 10% allocation of income for tax reporting purposes (creating deficit capital account balances in excess of their allowable deficit capital account balances), the General Partners receive a special allocation of additional income for the difference.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partners. Proceeds from the sale of the properties and liquidation of the Partnership will be distributed in accordance with the Partnership Agreement.

C. Property

   The Partnership's directly-owned properties are comprised of the following:

                                                       December 31,
                                                --------------------------
                                                   1995           1994
--------------------------------------------------------------------------
Rancho Cucamonga, CA - Tash
  Distribution Warehouse                        $ 5,552,419    $ 6,468,295
Franklin, MA - Thermo Instruments
  Office/Research facility                        3,540,849      3,702,295
                                                -----------    -----------
                                                $ 9,093,268    $10,170,590
                                                -----------    -----------
                                                -----------    -----------

   The properties' have been valued at the lower of the carrying amount or estimated fair value less costs to sell based on third party appraisals. As a result, provisions for loss on impairment of assets of $1,000,000 and $1,400,000 were recorded for the years ended December 31, 1995 and 1994, respectively.

   The Partnership's warehouse in Rancho Cucamonga, California was leased to TASH Distribution (``TASH''). In December 1995, TASH notified the Partnership that it had become insolvent and would vacate the building, which it did, in March 1996. The Partnership is presently seeking to re-lease the property. Revenues from this property represented 54%, 57% and 56% of the Partnership's rental income from directly-owned properties for the years ended December 31, 1995, 1994 and 1993, respectively.

   The Eight Forge Park industrial office building located in Franklin (suburban Boston), Massachusetts is leased to Thermo Instrument Systems, Inc. under a lease expiring in June 1997. One of two subsidiaries of the tenant, representing 70% of the leased space, vacated its space in the third quarter of 1995. However, the tenant continues to honor its lease commitment. Revenues from Eight Forge Park represented 46%, 43% and 44% of the Partnership's rental income from directly-owned properties for the years ended December 31, 1995, 1994 and 1993, respectively.

D. Mortgage Loan Receivable

   The mortgage loan receivable, secured by an office/warehouse building in Golden Valley, Minnesota, matured on May 15, 1993 with a balance due of $1,389,852. The borrower remains in default. A court appointed receiver is collecting rent from the property which has been used to fund operating expenses and taxes at the property. The Partnership received $55,000 in 1994 which was recorded as a reduction of the mortgage loan receivable. The Partnership also received $50,000 in 1995 which was recorded as other income in the financial statements.

   Environmental studies performed on the property have shown environmental contamination. A ``No Association'' letter has been obtained from the Minnesota Pollution Control Agency which states that the Partnership will not be identified as a responsible party due to its investigative actions. The Partnership is under no obligation to do any remediation work.

   The Partnership recorded an allowance for loan loss of $884,852 in 1993 and $150,000 in the third quarter of 1995. The third quarter 1995 provision was reversed as of December 31, 1995 to reflect the estimated sales proceeds less costs to sell based upon an agreement effective March 6, 1996 by which a purchaser has agreed to purchase the mortgage loan for $400,000. Subject to the conditions in the agreement, the Partnership will assign the mortgage to the purchaser at closing, presently scheduled for March 29, 1996 but in no event later than April 4, 1996. The purchaser is accepting the assignment of the mortgage and any responsibility it may incur from such assignment for any further remediation costs at the underlying property. However, there is no assurance that the sale will be consummated.

E. Income Taxes

   The following is a reconciliation of net loss reported for financial reporting purposes with net income reported for tax reporting purposes.

                                                                 Year ended December 31,
                                                         ----------------------------------------
                                                            1995           1994          1993
     --------------------------------------------------------------------------------------------
     Net loss per financial statements                   $(1,149,484)   $ (558,669)   $(6,799,543)
     Joint Venture financial statement income less
       (greater) than income for tax purposes                842,919        (7,186)     6,336,366
     Provision for loan loss                                      --            --        884,852
     Provision for loss on impairment of assets            1,000,000     1,400,000             --
     Tax depreciation less than depreciation per
       financial statements                                   11,137        15,858         12,827
                                                         -----------    ----------    -----------
     Tax basis net income                                $   704,572    $  850,003    $   434,502
                                                         -----------    ----------    -----------
                                                         -----------    ----------    -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book-to-tax income (loss) adjustments and the recording of distributions to partners.

F. Leases

   The Partnership has two single tenant noncancellable operating leases at its industrial office building and warehouse which account for all of the Partnership's rental income. However, at the warehouse property in Rancho Cucamonga, California, the tenant notified the Partnership that it had become insolvent and would vacate the building, which it did, in January 1996. Future minimum base rents at December 31, 1995 due under the noncancellable lease at the industrial office building property in Franklin, Massachusetts are $587,506 in 1996 and $293,753 in 1997. The lease requires the lessee to reimburse the Partnership for real estate taxes, insurance costs and other expenses.

G. Investment in Joint Venture

   The Partnership has a 46% interest in a Joint Venture with an affiliated limited partnership. Presented below is summarized financial information for the Joint Venture.

                                                                           December 31,
                                                                   ----------------------------
                                                                       1995            1994
     ------------------------------------------------------------------------------------------
     Assets
     Land                                                          $  3,835,457    $  4,422,957
     Buildings and improvements                                      27,899,102      29,615,596
     Less: accumulated depreciation                                 (16,756,187)    (15,627,896)
                                                                   ------------    ------------
     Property                                                        14,978,372      18,410,657
     Accounts receivable, net                                           688,279         407,437
     Cash and cash equivalents                                        1,427,420       2,054,578
                                                                   ------------    ------------
     Total assets                                                  $ 17,094,071    $ 20,872,672
                                                                   ------------    ------------
                                                                   ------------    ------------
     Liabilities and partners' capital
     Total liabilities                                             $    326,699    $    901,073
                                                                   ------------    ------------
     Partners' capital
     Prudential Acquisition Fund I, L.P.                              9,009,238      10,739,520
     Prudential Realty Acquisition Fund II, L.P.                      7,758,134       9,232,079
                                                                   ------------    ------------
     Total partners' capital                                         16,767,372      19,971,599
                                                                   ------------    ------------
     Total liabilities and partners' capital                       $ 17,094,071    $ 20,872,672
                                                                   ------------    ------------
                                                                   ------------    ------------

                                                               Year ended December 31,
                                                     -------------------------------------------
                                                        1995            1994            1993
     -------------------------------------------------------------------------------------------
     Revenues
     Rental income                                   $ 2,843,407     $2,613,050     $  2,514,661
     Recovery of expenses                              1,091,276        937,386        1,070,228
     Interest income                                     102,664         62,641           48,230
                                                     -----------     ----------     ------------
                                                       4,037,347      3,613,077        3,633,119
                                                     -----------     ----------     ------------
     Expenses
     Depreciation and amortization                     1,128,291      1,675,411        1,646,412
     Property operating                                1,101,079      1,034,603        1,266,862
     Real estate taxes                                   518,388        427,759          924,126
     General and administrative                          143,816        108,385          115,717
     Provisions for loss on impairment of assets       2,350,000             --       14,050,000
                                                     -----------     ----------     ------------
                                                       5,241,574      3,246,158       18,003,117
                                                     -----------     ----------     ------------
     Net income (loss)                               $(1,204,227)    $  366,919     $(14,369,998)
                                                     -----------     ----------     ------------
                                                     -----------     ----------     ------------

   Investment in joint venture and joint venture equity income (loss) include amortization of $55,218 annually of the Partnership's acquisition costs that were in excess of the asset basis. Accumulated amortization at December 31, 1995 was $386,526.

   Effective December 31, 1995, the Joint Venture adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' Under SFAS No. 121, impairment of properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less costs to sell and depreciation should cease.

   The carrying value of the Joint Venture's properties were reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

   The Joint Venture's properties were considered to be impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, a write-down of $17,500,000 was recorded at December 31, 1993 to reduce the Joint Venture's properties to estimated fair value based on third party appraisals.

H. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management; registrar, transfer and assignment functions; asset management; investor communications; printing and other administrative services. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to the General Partners and their affiliates are:

                                                         Year ended December 31,
                                                    ----------------------------------
                                                      1995         1994         1993
--------------------------------------------------------------------------------------
Prudential Realty Partnerships, Inc. and
  affiliates                                        $ 45,100     $ 30,400     $ 32,700
Prudential-Bache Properties, Inc. and affiliates     104,900       74,700       88,400
                                                    --------     --------     --------
                                                    $150,000     $105,100     $121,100
                                                    --------     --------     --------
                                                    --------     --------     --------

   Expenses payable to the General Partners and their affiliates (which are included in accrued expenses) as of December 31, 1995 and 1994 are $59,600 and $47,100, respectively.

   In addition, the General Partners and their affiliates perform similar services for the Joint Venture. The Partnership's allocable share of the costs and expenses incurred on behalf of the Joint Venture which are reimbursable to the General Partners and their affiliates were $32,800, $26,400 and $29,400 for the years ended December 31, 1995, 1994 and 1993, respectively.

   Prudential Securities Incorporated (``PSI''), an affiliate of the General Partners, owns 1,117 limited partnership units at December 31, 1995.

I. Contingencies

   On or about October 18, 1993, a putative class action, captioned Kinnes et al. v. Prudential Securities Group Inc. et al. (CV-93-654), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership against the Partnership, PBP, PSI, and a number of other defendants. Plaintiffs alleged violation of the federal Racketeer Influenced and Corrupt Organizations Act (``RICO'') statutes, breach of fiduciary duty, fraud and deceit, negligence, and demanded an accounting.

Plaintiffs sought unspecified compensatory, punitive and treble damages, and rescission, including costs and attorneys' fees, but the only relief sought against the Partnership was an accounting. The Prudential defendants filed a motion to dismiss on December 22, 1993.

   On or about November 16, 1993, a putative class action captioned Connelly et al. v. Prudential-Bache Securities Inc. et al. (CIV-93-713), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnerships against the Partnership, PBP, PSI, and a number of other defendants. An amended complaint was filed on December 6, 1993. Plaintiffs alleged fraud, breach of fiduciary duty, negligent misrepresentation, malpractice, and violation of federal securities laws and RICO statutes. Plaintiffs sought unspecified compensatory, punitive and treble damages, disgorgement and restitution of all earnings, profits, compensation and benefits received by defendants, rescission, costs and attorneys' fees. Plaintiffs subsequently filed a motion to consolidate the Connelly case with the Kinnes action.

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, the Kinnes case, together with a number of other actions not involving the Partnership, and by order dated June 8, 1994, the Connelly case, were transferred to a single judge of the United States District Court for the Southern District of New York and consolidated for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket No. 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees, PRP and PBP. The Partnership was not named as a defendant in the consolidated complaint, but the name of the Partnership was listed as being among the limited partnerships at issue in the case.

   On August 9, 1995, PRP, PBP, PSI and other Prudential defendants entered into a Stipulation and Agreement of Partial Compromise and Settlement with legal counsel representing plaintiffs in the consolidated actions. The court preliminarily approved the settlement agreement by order dated August 29, 1995 and, following a hearing held November 17, 1995, found that the agreement was fair, reasonable, adequate and in the best interests of the plaintiff class. The court gave final approval to the settlement, certified a class of purchasers of specific limited partnerships, including the Partnership, released all settled claims by members of the class against the PSI settling defendants and permanently barred and enjoined class members from instituting, commencing or prosecuting any settled claim against the released parties. The full amount due under the settlement agreement has been paid by PSI.

J. Subsequent Events

   In February 1996, a distribution of $470,000 was paid to the partners for the quarter ended December 31, 1995. Limited partners received a total of $423,000, which represents $9.50 per unit, and the General Partners received the remainder.

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell.

   The mortgage loan is subject to an agreement effective March 6, 1996 by which a purchaser has agreed to purchase the mortgage loan for $400,000. Subject to the conditions in the agreement, the Partnership will assign the mortgage to the purchaser at closing, presently scheduled for March 29, 1996 but in no event later than April 4, 1996. The purchaser is accepting the assignment of the mortgage and any responsibility it may incur from such assignment for any further remediation costs at the underlying property. However, there is no assurance that the sale will be consummated.

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership has a real estate investment portfolio consisting of two commercial properties, a mortgage loan and an equity interest in a joint venture (the ``Joint Venture'') which owned two shopping centers. The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell. The sale of the property is expected to result in a significant distribution during the second quarter of 1996.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. As of March 11, 1996, the majority of the limited partners approved the plan of sale and complete liquidation and dissolution of the Partnership. There is no specific time schedule for the sale of the remaining properties or for the liquidation of the Partnership. However, the Partnership expects to begin to actively market all of its remaining properties in 1996. It is not expected that the Partnership's eventual total distributions, including sales proceeds, will equal the partners' initial investments.

   During the year ended December 31, 1995, the Partnership's cash and cash equivalents decreased $214,000 primarily as a result of decreased rental revenues and recovery of expenses from the directly-owned properties, an increase in capitalized property expenditures and an increase in distributions to partners partially offset by an increase in distributions from the Joint Venture. The Joint Venture, in which the Partnership has a 46% interest, has cash and cash equivalents of $1,427,000 at December 31, 1995 as compared to $2,055,000 at December 31, 1994. This amount is anticipated to be sufficient to pay outstanding liabilities, fund capital expenditures (including leasing commissions and tenant improvements) and provide additional cash distributions to the Partnership. Cash distributions to the Partnership from the Joint Venture totalled $920,000 and $437,000 for the years ended December 31, 1995 and 1994, respectively. The level of distributions of cash from the Joint Venture is impacted by the operating results of its properties as well as the levels of cash reserves it maintains. The Joint Venture expended $46,000 for capital improvements during 1995.

   In connection with the capital improvements which are discussed in further detail below, the amount of actual capital expenditures and their timing will depend on the success of leasing efforts, the nature and timing of new leases and lease renewals, ongoing evaluation of the need for the planned improvements and optimal timing of their implementation as well as the timing of the sale of the properties.

Cash Distributions

   Cash distributions paid to the limited partners and General Partners totalled $1,830,000 and $1,682,000 for the years ended December 31, 1995 and 1994, respectively, of which the limited partners received $1,647,000 and $1,514,000, ($37.00 and $34.00 per unit), respectively, and the General Partners received the remainder. These amounts represent payments from current and prior undistributed cash flow from operations of the directly-owned and Joint Venture properties discussed below in Results of Operations.

   In February 1996, cash distributions of cash flow from operations of $470,000 were paid to the limited partners and General Partners. Limited partners received $423,000 ($9.50 per unit) and the General Partners received the remainder.

   The Partnership expects to have reduced cash flow in early 1996 as a result of the vacancy from the industrial warehouse in Rancho Cucamonga, California of its sole tenant in March 1996. Unless a new tenant can be found in the near future, the Partnership may have to lower future distributions. Furthermore, the amount of cash generated by the Partnership from operations of the directly-owned properties, the amount expended for capital improvements, and the amount of reserves set aside for anticipated capital improvements as well as the timing of the sale of the Partnership's properties could affect the Partnership's ability to make future distributions to the partners and the amount of the distributions that may be made.

Capital Improvements--Directly-Owned Properties

   For the year ended December 31, 1995, the Partnership capitalized $302,000 for tenant improvements and leasing commissions. Projected capital expenditures for the directly-owned properties for 1996 are estimated at $276,000 for tenant improvements and leasing commissions at Eight Forge Park. These capital improvements will be funded from either undistributed cash balances or cash derived from future operations.

Capital Improvements--Joint Venture

   During 1995, the Joint Venture, in which the Partnership has a 46% interest, expended $46,000 for capital improvements of which $16,000 represented building and land improvements and $30,000 represented leasing commissions. Projected capital expenditures for the Joint Venture for 1996 are estimated at $40,000 for anticipated tenant improvements and leasing commissions.

Results of Operations

   The Partnership recorded net losses of $1,149,000, $559,000 and $6,800,000 for the years ended December 31, 1995, 1994 and 1993, respectively. As discussed in further detail below, these losses were primarily the result of provisions for loss on impairment of assets recorded for the Partnership and Joint Venture properties. Provisions for losses on impairment of assets of $1,000,000 and $1,400,000 were recorded in 1995 and 1994, respectively, to reflect the directly-owned properties' estimated fair value. The Partnership's pro rata share of provisions for loss on impairment of assets recorded for the Joint Venture properties was $1,081,000 and $6,463,000 in 1995 and 1993, respectively. Fluctuations between periods in other operating results are discussed below.

Directly-Owned Properties

   As of December 31, 1995 and 1994, the Eight Forge Park office building in Franklin, Massachusetts was 100% leased by two subsidiaries of one company whose lease expires in June 1997. One of the subsidiaries, representing 70% of the leased space, vacated its space in the third quarter of 1995. However, the tenant continues to honor its obligations under the lease. The Partnership is currently discussing possible lease extensions and/or restructurings with the remaining tenant. Rental income and operating expenses for the years ended December 31, 1995 and 1994 were comparable to 1994 and 1993, respectively. A $1,400,000 provision for loss on impairment of assets was recorded in 1994 to reduce the Eight Forge Park property to its estimated fair value.

   In December 1995, TASH, the sole tenant of the warehouse facility in Rancho Cucamonga, California, became insolvent and closed down its operations. Rental income for the year ended December 31, 1995 decreased $94,000 as compared to 1994 due to rent concessions provided in 1995. Operating expenses for the year ended December 31, 1995 increased $30,000 mainly due to increased professional fees. Rental income increased $45,000 in 1994 as compared to 1993 due to a scheduled rent increase. Operating expenses for the year ended December 31, 1994 were comparable to 1993. A $1,000,000 provision for loss on impairment of assets was recorded for the year ended December 31, 1995 to reduce the Rancho Cucamonga property to its estimated fair value.

   Other income for the year ended December 31, 1995 increased $49,000 as compared to 1994 due to the receipt of $50,000 from the mortgage loan. See Note D in the financial statements.

   Real estate taxes for the year ended December 31, 1995 decreased $55,000 as compared to 1994 due to a refund received in the second quarter of 1995 from a successful appeal of the 1992 and 1993 taxes at the Rancho Cucamonga warehouse facility. Real estate taxes for the year ended December 31, 1994 were comparable to 1993.

   General and administrative expenses for the year ended December 31, 1995 increased $214,000 as compared to 1994 primarily due to costs relating to the preparation and review of the Consent Solicitation Statement and increased costs to administer the Partnership. During 1994, general and administrative expenses increased $61,000 as compared to 1993 primarily due to professional fees associated with the mortgage loan receivable.

   Interest income for the year ended December 31, 1995 increased by $10,000 as compared to 1994 due to higher average cash balances during 1995. Interest income decreased $41,000 for the year ended December 31, 1994, as compared to 1993 as a result of the mortgage loan receivable defaulting in the second quarter of 1993.

Joint Venture Properties

   As of December 31, 1995, Pine Island and Ridge Plaza were 94% and 81% leased (88% and 71% occupied), respectively, as compared to 93% and 90% leased (93% and 80% occupied) as of December 31, 1994. Over the next twelve months, five leases representing 7% of the rentable space are scheduled to expire at Pine Island. In the third quarter of 1994, a new tenant who had signed a ten-year lease notified the Joint Venture it would not occupy its space (approximately 10% of the leased space of Ridge Plaza). The tenant is not making payments as required by its lease. Negotiations continue with the tenant relating to a buy-out of the lease. Occupancy further dropped at Ridge Plaza by 10% in April 1995 when a tenant was evicted due to the non-compliance of an operating covenant. There are no significant leases scheduled to expire in the next twelve months at Ridge Plaza. A drug store which occupies 5% of the total space in Pine Island was acquired by another chain in June 1995. The new owner closed the store during the third quarter; however, it is required under its lease obligations to continue making payments until expiration of the lease in 2003.

   Rental income for the year ended December 31, 1995 increased $230,000 compared to 1994 due to increased occupancy at Pine Island and the expiration of free rent periods for several tenants during 1994 at Ridge Plaza. Rental income for the year ended December 31, 1994 increased $98,000 as compared to 1993 mainly due to the increased average rental and occupancy rates at Pine Island.

   Property operating expenses for the year ended December 31, 1995 increased $66,000 as compared to 1994 primarily due to an increase in provisions for doubtful accounts. Property operating expenses for the year ended December 31, 1994 decreased $232,000 as compared to 1993 primarily due to provisions for doubtful accounts recorded in 1993.

   Real estate taxes for the year ended December 31, 1995 increased $91,000 as compared to 1994 and decreased $496,000 for the year ended December 31, 1994 as compared to 1993 due to refunds received for prior periods at both Pine Island and Ridge Plaza in the fourth quarter of 1994 as a result of a lower assessment on the properties.

   Depreciation and amortization expense for the year ended December 31, 1995 decreased $547,000 as compared to 1994 because a vacated outparcel and related tenant improvements at Ridge Plaza were demolished to provide additional parking at the Joint Venture's properties in 1994. Additionally, in the third quarter of 1994, a tenant with a new ten-year lease notified the Joint Venture it would not occupy its space. Negotiations are ongoing with the tenant relating to a buy-out of the lease. As a result, depreciation and amortization expense in 1994 includes the write-off of related tenant improvements and leasing commissions of $108,000. Furthermore, a tenant vacated its space at Pine Island in the third quarter of 1994, resulting in a write-off of tenant improvements of $154,000. Depreciation and amortization expense for the year ended December 31, 1994 increased $29,000 as compared to 1993 primarily due to the reasons mentioned above, offset by the effect of a lower depreciable basis resulting from the write-down of the Joint Venture properties in 1993.

   General and administrative expenses for the year ended December 31, 1995 increased $35,000 as compared to 1994 primarily due to costs relating to the preparation and review of the Consent Solicitation Statement and increased costs to administer the Joint Venture.

   The carrying value of the Joint Venture's properties were reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

   The Joint Venture's properties were considered to be impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, the General Partners considered this impairment to be permanent. As a result, the depreciated cost basis of the properties was reduced to estimated fair value based on third party appraisals through a write-down of $17,150,000 in 1993.

Mortgage Loan Receivable

   The mortgage loan receivable, secured by an office/warehouse building in Golden Valley, Minnesota, matured on May 15, 1993 with a balance due of $1,389,852. The borrower remains in default. See Note D to the financial statements for further discussion.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential Realty Acquisition Fund II, L.P.
        c/o Prudential-Bache Properties, Inc.
        Client Services Department
        P.O. Box 2016
        New York, New York 10272-2016

Peck Slip Station
                                   BULK RATE
P.O. Box 2016
                                  U.S. POSTAGE
New York, NY 10272-2016
                                      PAID
                                 Automatic Mail

PRAF/170244