Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL REALTY ACQUISITION FUND II LP
filed 1997-03-27
CIK 752292

                                                      1996
------------------------------------------------------------------------------
Prudential Realty Acquisition                         Annual
Fund II, L.P.                                         Report

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                           LETTER TO THE UNITHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


                          INDEPENDENT AUDITORS' REPORT

To the Partners of Prudential Realty Acquisition Fund II, L.P.
New York, New York

We have audited the accompanying statement of net assets in process of liquidation of Prudential Realty Acquisition Fund II, L.P. (a Delaware Limited Partnership) as of December 31, 1996. In addition, we have audited the accompanying statement of financial condition of Prudential Realty Acquisition Fund II, L.P. as of December 31, 1995, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Notes A and B to the financial statements, the Partnership's limited partners have approved the dissolution and ultimate liquidation of the Partnership. As a result, the Partnership has changed its basis of accounting from the going-concern basis to the liquidation basis effective December 31, 1996.

In our opinion, such financial statements present fairly, in all material respects, (1) the net assets in process of liquidation of Prudential Realty Acquisition Fund II, L.P. at December 31, 1996, (2) its financial condition at December 31, 1995 and (3) the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP

March 24, 1997

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                            STATEMENT OF NET ASSETS
                          (in process of liquidation)
                               December 31, 1996

--------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                             $ 1,074,383
Due from General Partners at liquidation                                                  448,015
Other assets                                                                               42,081
                                                                                      ------------
Total assets                                                                            1,564,479
                                                                                      ------------
LIABILITIES
Estimated liquidation costs                                                               277,000
Due to affiliates                                                                          32,823
Other liabilities                                                                         130,302
                                                                                      ------------
Total liabilities                                                                         440,125
                                                                                      ------------
Contingencies
Net assets available to Limited and General Partners                                  $ 1,124,354
                                                                                      ------------
                                                                                      ------------
Limited partnership units issued and outstanding                                           44,503
                                                                                      ------------
                                                                                      ------------
--------------------------------------------------------------------------------------------------

                        STATEMENT OF FINANCIAL CONDITION
                             (going concern basis)
                               December 31, 1995

--------------------------------------------------------------------------------------------------
ASSETS
Property held for sale                                                                $ 9,093,268
Investment in joint venture, net                                                        8,475,910
Cash and cash equivalents                                                                 164,475
Mortgage loan receivable, net                                                             450,000
Other assets                                                                              148,029
                                                                                      ------------
Total assets                                                                          $18,331,682
                                                                                      ------------
                                                                                      ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                                 $   412,851
Tenant security deposits                                                                   52,000
                                                                                      ------------
Total liabilities                                                                         464,851
                                                                                      ------------
Partners' capital
Limited partners (44,503 units issued and outstanding)                                 17,866,831
General partners                                                                               --
                                                                                      ------------
Total partners' capital                                                                17,866,831
                                                                                      ------------
Total liabilities and partners' capital                                               $18,331,682
                                                                                      ------------
                                                                                      ------------
--------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS
                             (going concern basis)

                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                              1996           1995            1994
----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                               $ 442,636     $ 1,286,758     $1,380,623
Recovery of expenses                                           67,343         125,065        152,486
Other income                                                   61,819          52,773          3,895
Interest income                                                55,272          27,608         17,368
Joint venture equity income (loss)                           (537,955)       (609,162)       113,565
                                                            ---------     -----------     ----------
                                                               89,115         883,042      1,667,937
                                                            ---------     -----------     ----------
EXPENSES
Property operating                                             55,419          85,278         38,005
Real estate taxes                                             114,254          88,244        143,612
General and administrative                                    257,329         479,498        265,465
Provision for loan loss                                        89,000              --             --
Provision for loss on impairment of assets                         --       1,000,000      1,400,000
Depreciation and amortization                                      --         379,506        379,524
                                                            ---------     -----------     ----------
                                                              516,002       2,032,526      2,226,606
                                                            ---------     -----------     ----------
Loss-going concern basis                                     (426,887)     (1,149,484)      (558,669)
Gain on sale of properties                                    591,668              --             --
Estimated liquidation costs                                  (277,000)             --             --
                                                            ---------     -----------     ----------
Net loss                                                    $(112,219)    $(1,149,484)    $ (558,669)
                                                            ---------     -----------     ----------
                                                            ---------     -----------     ----------
ALLOCATION OF NET LOSS
Limited partners                                            $(159,194)    $(1,332,441)    $ (726,812)
                                                            ---------     -----------     ----------
                                                            ---------     -----------     ----------
General partners                                            $  46,975     $   182,957     $  168,143
                                                            ---------     -----------     ----------
                                                            ---------     -----------     ----------
Net loss per limited partnership unit                       $   (3.58)    $    (29.94)    $   (16.33)
                                                            ---------     -----------     ----------
                                                            ---------     -----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                             (going concern basis)

                                                              LIMITED        GENERAL
                                                             PARTNERS       PARTNERS         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993                        $23,086,302     $     --      $23,086,302
Net income (loss)                                              (726,812)     168,143         (558,669)
Distributions                                                (1,513,605)    (168,143 )     (1,681,748)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1994                         20,845,885           --       20,845,885
Net income (loss)                                            (1,332,441)     182,957       (1,149,484)
Distributions                                                (1,646,613)    (182,957 )     (1,829,570)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1995                         17,866,831           --       17,866,831
Net income (loss)                                              (159,194)      46,975         (112,219)
Distributions                                               (17,031,298)     (46,975 )    (17,078,273)
Effect of restoration provision of
  partnership agreement                                         448,015           --          448,015
                                                            -----------     ---------     -----------
Net assets--December 31, 1996                               $ 1,124,354     $     --      $ 1,124,354
                                                            -----------     ---------     -----------
                                                            -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS
                             (going concern basis)

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1996            1995            1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income received                                    $   487,924     $ 1,212,689     $ 1,472,176
Recovery of expenses received                                 128,003          65,299         151,592
Other income received                                          61,819          52,773           3,895
Interest received                                              55,272          27,608          17,368
Property operating expenses paid                              (49,311)        (51,303)        (29,517)
General and administrative expenses paid                     (406,161)       (327,724)       (281,959)
Real estate taxes paid                                       (159,256)        (43,242)       (143,612)
Security deposit paid                                         (52,000)             --              --
Distributions from joint venture income                            --              --         113,565
                                                          -----------     -----------     -----------
Net cash provided by operating activities                      66,290         936,100       1,303,508
                                                          -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Principal payments received on mortgage loan                  361,000              --          55,000
Capitalized property expenditures                            (347,462)       (240,184)             --
Distributions from joint venture in excess of income        7,937,954         920,000         323,435
Net proceeds from the sale of properties                    9,970,399              --              --
                                                          -----------     -----------     -----------
Net cash provided by investing activities                  17,921,891         679,816         378,435
                                                          -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to partners                                 (17,078,273)     (1,829,570)     (1,681,748)
                                                          -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents          909,908        (213,654)            195
Cash and cash equivalents at beginning of year                164,475         378,129         377,934
                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year                  $ 1,074,383     $   164,475     $   378,129
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET LOSS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net loss                                                  $  (112,219)    $(1,149,484)    $  (558,669)
                                                          -----------     -----------     -----------
Adjustments to reconcile net loss to net cash
  provided by operating activities:
Gain on sale of properties                                   (591,668)             --              --
Depreciation and amortization                                      --         379,506         379,524
Distributions from joint venture income                            --              --         113,565
Joint venture equity (income) loss                            537,955         609,162        (113,565)
Provision for loan loss                                        89,000              --              --
Provision for loss on impairment of assets                         --       1,000,000       1,400,000
Changes in:
Estimated liquidation costs                                   277,000              --              --
Other assets                                                  105,948        (133,835)         90,659
Accounts payable and accrued expenses                        (239,726)        230,751          (8,006)
                                                          -----------     -----------     -----------
Total adjustments                                             178,509       2,085,584       1,862,177
                                                          -----------     -----------     -----------
Net cash provided by operating activities                 $    66,290     $   936,100     $ 1,303,508
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential Realty Acquisition Fund II, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on August 10, 1984 and will terminate in accordance with a vote of the limited partners as described below. The Partnership was formed to acquire and manage income-producing commercial real estate. The general partners of the Partnership are Prudential Realty Partnerships, Inc. (``PRP'') and Prudential-Bache Properties, Inc. (``PBP'') (collectively, the ``General Partners'').

   The Partnership had invested in and operated a real estate investment portfolio which consisted of an office building, an industrial warehouse, two shopping centers and a mortgage loan. The shopping centers were acquired through a joint venture agreement with Prudential Acquisition Fund I, L.P., an affiliated limited partnership (``Joint Venture''). All of the Partnership's properties have been sold as of December 31, 1996.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. On March 11, 1996, the limited partners holding a majority of the Units approved the plan of sale and complete liquidation and dissolution of the Partnership. Pursuant to the approval of the plan of liquidation, the General Partners sold all of the properties of the Partnership during 1996. See Notes C, D and F for further information regarding these sales.

B. Summary of Significant Accounting Policies

Basis of accounting

   The Partnership adopted the liquidation basis of accounting effective December 31, 1996. Accordingly, the net assets of the Partnership at December 31, 1996 are stated at liquidation value, i.e., the assets have been valued at their estimated net realizable values and the liabilities include estimated amounts to be incurred through the date of liquidation of the Partnership. The actual remaining net proceeds from liquidation will depend upon a variety of factors and are likely to differ from the amounts reflected in the accompanying financial statements. Prior to December 31, 1996, the books and records of the Partnership were maintained on a going concern accrual basis of accounting in accordance with generally accepted accounting principles.

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

   Certain reclassifications have been made to prior year balances to conform with the current year's financial statement presentation.

Property

   Prior to December 31, 1995, property investments were depreciated using the straight-line method over their estimated economic lives ranging from 5 to 31.5 years, depending on the property type. As of December 31, 1995, the properties were accounted for as assets held for sale and were recorded at the lower of their carrying value or their estimated fair value less costs to sell. In addition, depreciation ceased for financial reporting purposes as of December 31, 1995.

Investment in Joint Venture

   The Partnership accounted for its investment in the Joint Venture which owned two shopping centers (the ``Shopping Centers'') using the equity method.

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

Profit and loss allocations and distributions

   Pursuant to Section 11 of the Partnership Agreement, as amended January 1, 1987, the General Partners have the right to specially allocate gross or net income, in certain circumstances in an amount sufficient to restore the deficit balances in their capital accounts. Allocations of income (loss) are 90% to the limited partners and 10% to the General Partners for financial and tax reporting purposes provided that depreciation for tax purposes is allocated 1% to the General Partners and 99% to the units which were not originally owned by Tax Exempt Holders. To the extent that cash distributions to the General Partners exceed the 10% allocation of income for tax reporting purposes (creating deficit capital account balances in excess of their allowable deficit capital account balances), the General Partners receive a special allocation of additional income for the difference. Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partners.

   Income from a Terminating Sale, as defined in the Partnership Agreement, is allocated first to all partners having negative capital account balances, to the extent of such balances, and then 1% to the General Partners and 99% to the limited partners until the capital account balances of each limited partner is equal to their Preferred Return, as defined in the Partnership Agreement. Loss from a Terminating Sale is allocated 10% to the General Partners and 90% to the limited partners. However, the deficiency in the capital accounts of the General Partners cannot exceed $448,015 (the maximum obligation of the General Partners upon the liquidation of the Partnership), as more fully described in Section 5.3 of the Partnership Agreement. Accordingly, at December 31, 1996, the Partnership recorded a receivable from the General Partners of this amount. Sales proceeds from a Terminating Sale are distributed to the partners having positive capital account balances.

C. Property

   The Partnership's directly-owned properties at December 31, 1995 were:

Rancho Cucamonga, CA - Tash
  Distribution Warehouse                        $5,552,419
Franklin, MA - Thermo Instruments
  Office/Research facility                       3,540,849
                                                ----------
                                                $9,093,268
                                                ----------
                                                ----------

   Pursuant to the plan of sale and complete liquidation and dissolution of the Partnership, the Partnership has sold all of its properties as of December 31, 1996.

   Prior to December 31, 1995 the properties had been valued at the lower of the carrying amount or estimated fair value less costs to sell based on third party appraisals. As a result, provisions for loss on impairment of assets of $1,000,000 and $1,400,000 were recorded for the years ended December 31, 1995 and 1994, respectively.

   The Partnership sold, for cash, its interest in Eight Forge Park, a 102,000 square-foot single-story research and development building located in Franklin, Massachusetts, on August 30, 1996 for a gross sales price of $5,060,000 less costs to sell and pro-rations of approximately $135,000. The gross sales price was in excess of the appraised value. The purchaser of the Eight Forge Park property was MGI Properties, a Massachusetts business trust. A distribution was made in September 1996 in the amount of $100.00 per $1,000 Unit from the sale of the Eight Forge Park property with the remainder of the net proceeds being held to meet future Partnership obligations and contingencies, if any.

   The Partnership sold, for cash, its interest in TASH, a 201,000 square-foot industrial warehouse located in Rancho Cucamonga, California, on December 17, 1996 for a gross sales price of $5,245,000 less costs to sell and pro-rations of approximately $178,000. The gross sales price was 92.5% of the appraised value of the property. The purchaser of the TASH property was Delphinidae/White Birch, a California general partnership. A distribution was made on December 26, 1996 in the amount of $113.86 per $1,000 Unit from the sale of the TASH property.

D. Mortgage Loan Receivable

   The first mortgage loan on property in Golden Valley, Minnesota was assigned to Medelssohn Industries Properties, L.L.C. in April 1996. A provision for loss of $89,000 was recorded as of March 31, 1996 to reflect the net proceeds received by the Partnership, after selling expenses, of approximately $361,000. The Partnership made a distribution of $8.12 per unit from the net proceeds from the sale of the loan.

   The Partnership received $62,000 and $50,000 relating to the mortgage loan for the years ended December 31, 1996 and 1995, respectively, from a court appointed receiver which was recorded as other revenue in the financial statements.

E. Income Taxes

   The following is a reconciliation of net loss reported for financial reporting purposes with net income (loss) reported for tax reporting purposes.

                                                                 Year ended December 31,
                                                        -----------------------------------------
                                                            1996           1995           1994
     --------------------------------------------------------------------------------------------
     Net loss per financial statements                  $   (112,219)   $(1,149,484)   $ (558,669)
     Tax loss on sale of properties greater than
       financial statement amount                         (1,965,260)            --            --
     Joint Venture financial statement income less
       (greater) than income for tax purposes             (6,858,795)       842,919        (7,186)
     Provision for loan loss                                  89,000             --            --
     Loss on sale of mortgage loan                          (967,005)            --            --
     Estimated liquidation costs recorded for
       financial statement purposes only                     277,000             --            --
     Provision for loss on impairment of assets                   --      1,000,000     1,400,000
     Tax depreciation (more) less than depreciation
       per financial statements                             (783,807)        11,137        15,858
                                                        ------------    -----------    ----------
     Tax basis net income (loss)                        $(10,321,086)   $   704,572    $  850,003
                                                        ------------    -----------    ----------
                                                        ------------    -----------    ----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book-to-tax income (loss) adjustments and the initial charge to partners' capital of syndication costs for book purposes, when the Partnership was formed.

F. Investment in Joint Venture

   The Partnership had a 46% interest in the Joint Venture with an affiliated limited partnership. The sale of the two shopping centers owned by the Joint Venture occurred on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell and pro-rations resulting in a $56,000 loss on the sale. A distribution was made in April 1996 in the amount of $135.00 per unit from the sale of the Shopping Centers by the Joint Venture. In May 1996, an additional distribution of $16.22 was made from the remaining proceeds from the sale of the Shopping Centers.

   Subsequently, on December 18, 1996 an agreement was signed by and between the Partnership and Prudential Acquisition Fund I, L.P., an affiliated limited partnership, outlining the terms of the dissolution of the Joint Venture. As of December 31, 1996, all remaining assets of the Joint Venture were distributed in liquidation in accordance with this agreement.

   The total assets and partners' capital of the Joint Venture as of December 31, 1995 were $17,094,071 and $16,767,372, respectively. The total revenues for the Joint Venture for the years ended December 31, 1995 and 1994 were $4,037,347 and $3,613,077, respectively. The net loss for the Joint Venture for the year ended December 31, 1995 was $1,204,227 and the net income for the Joint Venture for the year ended December 31, 1994 was $366,919.

   Joint venture equity loss includes a write-off of $718,000 during the three months ended March 31, 1996 of the remaining Partnership costs incurred in the acquisition of the Joint Venture investment that were in excess of its basis in the Joint Venture. These excess costs were previously being amortized over a twenty-year period and were written-off as a result of the sale of the Joint Venture properties.

   The carrying value of the Joint Venture's properties was reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

G. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, registrar, transfer and assignment functions, asset management, investor communications, printing and other administrative services. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to the General Partners and their affiliates are:

                                                         Year ended December 31,
                                                    ----------------------------------
                                                      1996         1995         1994
--------------------------------------------------------------------------------------
Prudential-Bache Properties, Inc. and affiliates
General and administrative                          $118,000     $104,900     $ 74,700
Estimated liquidation costs                          110,000           --           --
                                                    --------     --------     --------
                                                     228,000      104,900       74,700
                                                    --------     --------     --------
Prudential Realty Partnerships, Inc. and
  affiliates
General and administrative                            41,400       45,100       30,400
Estimated liquidation costs                           15,000           --           --
                                                    --------     --------     --------
                                                      56,400       45,100       30,400
                                                    --------     --------     --------
                                                    $284,400     $150,000     $105,100
                                                    --------     --------     --------
                                                    --------     --------     --------

   Expenses payable to the General Partners and their affiliates (which are included in accounts payable and accrued expenses) as of December 31, 1996 and 1995 are $32,800 and $59,600, respectively.

   In addition, the General Partners and their affiliates performed similar services for the Joint Venture. The Partnership's allocable share of the costs and expenses incurred on behalf of the Joint Venture which were reimbursable to the General Partners and their affiliates was $11,700, $32,800 and $26,400 for the years ended December 31, 1996, 1995 and 1994, respectively.

   Prudential Securities Incorporated (``PSI''), an affiliate of the General Partners, owns 1,117 limited partnership units at December 31, 1996.

H. Subsequent Event

   On March 5, 1997, a lawsuit captioned Madison Partnership Liquidity Investors VIII, LLC (``Madison'') v. Prudential-Bache Properties, Inc. was filed in the Court of Chancery in the State of Delaware. The suit alleges a breach of contract with Madison and a breach of fiduciary duty to Madison, as well as intentional interference with the contract between Madison and the purported tendering limited partners. The suit seeks injunctive and declaratory relief demanding that the Partnership's transfer agent effectuate the purported transfers to Madison pursuant to the tender offer made by Madison to the limited partners. The lawsuit does not name the Partnership as a defendant but does name PBP. The distribution amounts in excess of Madison's tender offer price, with respect to the Units that are the subject of this lawsuit, have been escrowed by the Partnership's transfer agent pending a resolution of this issue. PBP is preparing an answer to the complaint at this time.

                  PRUDENTIAL REALTY ACQUISITION FUND II, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As more fully described in Notes A, C, D and F to the financial statements, the Partnership sold all its properties in 1996 for net proceeds of approximately $17 million. During 1996, the Partnership paid distributions from the net proceeds from these sales aggregating $373.20 per unit. In addition, distributions of $9.50 per unit were paid to the limited partners from prior undistributed cash flow from operations. The Partnership has retained funds for a contingency reserve and to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to liquidate in 1997 and will distribute any remaining funds at such time. Estimated costs expected to be incurred through the date of liquidation of the Partnership have been accrued in the accompanying financial statements.

   At December 31, 1996, the Partnership recorded a receivable from the General Partners in the amount of $448,015. This amount represents the maximum obligation of the General Partners, payable upon the liquidation of the Partnership, in accordance with the Partnership Agreement. See Note B for further information.

Results of Operations

   All significant fluctuations between 1995 and 1996 were due to the sale of all of the Partnership's properties during 1996 and the accrual of estimated costs relating to the liquidation of the Partnership.

1995 vs. 1994

   The Partnership recorded net losses of $1,149,000 and $559,000 for the years ended December 31, 1995 and 1994, respectively. As discussed in further detail below, these losses were primarily the result of provisions for loss on impairment of assets recorded for the Partnership and Joint Venture properties. Provisions for losses on impairment of assets of $1,000,000 and $1,400,000 were recorded in 1995 and 1994, respectively, to reflect the directly-owned properties' estimated fair value. The Partnership's pro rata share of provisions for loss on impairment of assets recorded for the Joint Venture properties was $1,081,000 in 1995, respectively. Other fluctuations between periods are discussed below.

Directly-Owned Properties

   As of December 31, 1995 and 1994, the Eight Forge Park office building in Franklin, Massachusetts was 100% leased by two subsidiaries of one company whose lease was to expire in June 1997. One of the subsidiaries, representing 70% of the leased space, vacated its space in the third quarter of 1995. However, the tenant continued to honor its obligations under the lease. Rental income and operating expenses for the year ended December 31, 1995 were comparable to 1994. A $1,400,000 provision for loss on impairment of assets was recorded in 1994 to reduce the Eight Forge Park property to its estimated fair value.

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

   Interest income for the year ended December 31, 1995 increased $10,000 as compared to 1994 due to higher average cash balances during 1995.

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

   Property operating expenses for the year ended December 31, 1995 increased $66,000 as compared to 1994 primarily due to an increase in provisions for doubtful accounts. Real estate taxes for the year ended December 31, 1995 increased $91,000 as compared to 1994 due to refunds received for prior periods at both Pine Island and Ridge Plaza in the fourth quarter of 1994 as a result of a lower assessment on the properties. Depreciation and amortization expense for the year ended December 31, 1995 decreased $547,000 as compared to 1994 because a vacated outparcel and related tenant improvements at Ridge Plaza were demolished to provide additional parking at the Joint Venture's properties in 1994. General and administrative expenses for the year ended December 31, 1995 increased $35,000 as compared to 1994 primarily due to costs relating to the Consent Solicitation Statement and increased costs to administer the Joint Venture.

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